News Release

Investor Contacts:

Suresh Kumar	Clarence Fu
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	cfu@charteredsemi.com

Media Contacts:

Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Maggie Tan
(1) 408.941.1185	(65) 6360.4705
tiffanys@charteredsemi.com	maggietan@charteredsemi.com

All currency figures stated in this report are in US dollars.

The financial statement amounts in this report are determined in conformance with US GAAP.

In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.

CHARTERED REPORTS RESULTS FOR FIRST QUARTER 2004

•	Revenues of $228.4 million, up 120% from 1Q 2003 and up 25% sequentially, in line with guidance of up approximately 23% to 25% sequentially

•	Net income of $1.9 million, compared to net loss of $82.2 million in the year-ago quarter and guidance of a loss of $3.0 million to $11.0 million

SINGAPORE – April 23, 2004 – Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top three dedicated foundries, today announced improved results for first quarter 2004.

“Our improved performance reflects the progress we are making in executing the strategy put in place in late 2002 and our ability to take advantage of the strengthening market environment,” said Chia Song Hwee, president & CEO of Chartered. “At the end of 2002, our losses were running at an annualized rate of $400 million. The steady improvement made over the last five quarters has brought the company to essentially breakeven performance in the first quarter, and we expect further improvement as we continue to focus on growth and profitability.

“Once again in the first quarter, our growth out-paced the market. Our share among the ‘Big 3’ dedicated foundries, which is now over 10 percent, has almost doubled since our revenue trough in fourth quarter 2001, due primarily to our improved offering in advanced technology, and also due to expanded customer engagements which allowed better utilization of our mature capacity. In the fourth quarter of 2001, revenues from advanced technologies, which we define as 0.18 micron and below, represented only 13 percent of our total business base. They now comprise 45 percent of our business, having grown twelve fold over the period. And revenues from leading-edge 0.13-micron product now make up 12 percent of our total business base, and they continue to grow.

“The gains we are making in advanced technology, coupled with the momentum building in the marketplace around the Chartered-IBM technology platform, have expanded Chartered’s market reach. As we are able to engage with new customers and tap new end-market opportunities, we expect to see the Company’s transformation continue.”

Summary of First Quarter 2004 Performance

•	Revenues were $228.4 million in first quarter 2004, up 120% from $103.8 million in the year-ago quarter. First quarter revenues benefited approximately $10 million from end-of-life and safety stock purchases by Fab 1 customers, as indicated in the Company’s fourth quarter 2003 earnings release. Revenues including Chartered’s share of Silicon Manufacturing Partners (SMP or Fab 5) were up 99.8% from $142.0 million in the year-ago quarter, driven by the communications sector and to a lesser extent the consumer and computer sectors. Compared to fourth quarter 2003, revenues were up 25.0%. Revenues including Chartered’s share of SMP were $283.7 million, up 19.6% from $237.2 million in the previous quarter, driven primarily by the increase in the communications sector.

•	Gross profit was $44.6 million, or 19.5% of revenues, an improvement from a loss of $53.5 million, or negative 51.5% of revenues in the year-ago quarter, primarily due to significantly higher revenues. Gross profit improved sequentially by $33.5 million from $11.1 million, or 6.1% of revenues in fourth quarter 2003, primarily due to higher revenues.

•	Research and development (R&D) expenses were $30.2 million, a decrease of 7.2% from the year-ago quarter, primarily due to fewer engineering wafers being processed, as the 0.13-micron process transitioned from development to production stage during the second quarter of 2003.

•	Pre-production fab start-up costs, all related to Fab 7, were $3.6 million compared to $2.2 million in the year-ago quarter, as the activity level began to increase in support of the Company’s plan to begin engineering wafer starts in late third quarter 2004.

•	Sales & marketing expenses were $8.4 million, down 15.5% compared to $10.0 million in the year ago quarter, and down 14.3% from $9.8 million in the previous quarter, primarily due to lower financial support for customer prototyping activities.

•	General and administrative (G&A) expenses were $6.3 million, a decrease of 37% compared to $9.9 million in the year-ago quarter. G&A expense in first quarter 2004 included a gain of $3.0 million associated with the resolution of contingencies related to a technology license agreement. Excluding this gain, G&A expense in the first quarter was $9.3 million, a decrease of 6.9% compared to the year-ago quarter.

•	Other operating expenses were $3.1 million, all related to Fab 1 restructuring. Fab 1 ceased operations at the end of first quarter 2004, as planned. In first quarter 2003, other operating expenses were a net gain of $24.8 million and reflected two unusual items: $27.5 million associated with the conclusion of the Company’s Economic Value Added (EVA) employee bonus plan, and $2.7 million associated with the phase out of Fab 1.

•	Equity in income of our minority-owned joint-venture fab, SMP (Fab 5), was an income of $11.5 million compared to $1.9 million in the year-ago quarter, primarily due to significantly higher revenues.

•	Other income was $7.7 million compared to $4.7 million in the year-ago quarter and $5.2 million the previous quarter. The increase in other income was primarily due to recognition of a deferred income of $2.8 million, related to an intellectual property (IP) licensing agreement.

•	Net interest expense was $7.7 million, up 28.0% from $6.0 million in the year-ago quarter, primarily due to lower interest income resulting from lower interest rates.

•	None of the losses in Chartered’s consolidated joint-venture fab, Chartered Silicon Partners (CSP or Fab 6), were allocated to the minority interest in first quarter 2004, compared to $9.5 million in the year-ago quarter. CSP remained in a negative net worth position in first quarter 2004; therefore, Chartered continued to recognize 100% of the joint venture’s results, which were a loss of $25.6 million in the quarter. At the end of the quarter, CSP’s net worth was negative $176.0 million.

•	Net income was $1.9 million, or positive 0.8% of revenues, an improvement of $84.0 million, compared to a net loss of $82.2 million or negative 79.1% of revenues in the year-ago quarter.

Compared to fourth quarter 2003, net income improved $45.1 million. The first quarter 2003 net loss included a cumulative effect adjustment of negative $6.4 million. (Effective January 1, 2003, Chartered adopted the provisions of Statement of Financial Accounting Standards No.143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets and associated asset retirement costs. This resulted in a cumulative effect adjustment in first quarter 2003 of $6.4 million, representing the depreciation and accretion expense that would have been recorded previously if SFAS No.143 had been in effect in prior years.)

•	Earnings per American Depositary Share (ADS) and earnings per share in first quarter 2004 were $0.01 and $0.00 respectively, compared with a loss per ADS and loss per share of $0.33 and $0.03 respectively in first quarter 2003.

Wafer Shipments and Average Selling Prices

•	Shipments in first quarter 2004 were 232.8 thousand wafers (eight-inch equivalent), an increase of 108.6% compared to 111.6 thousand wafers (eight-inch equivalent) in first quarter 2003, and an increase of 16.1% compared to 200.6 thousand wafers (eight-inch equivalent) shipped in fourth quarter 2003. Shipments including Chartered’s share of SMP in first quarter 2004 were 268.4 thousand wafers (eight-inch equivalent), an increase of 98.3% compared to 135.4 thousand wafers (eight-inch equivalent) in first quarter 2003, and an increase of 14.2% compared to 235.0 thousand wafers (eight-inch equivalent) shipped in fourth quarter 2003.

•	Average selling price (ASP) was $981 in first quarter 2004, an increase of 7.7 % from $911 per wafer in fourth quarter 2003, primarily due to product and customer mix. ASP including Chartered’s share of SMP was $1,057 per wafer in first quarter 2004 compared to $1,010 per wafer in fourth quarter 2003.

Capacity and Utilization

•	Capacity utilization in first quarter 2004 was 81% compared to 45% in the year-ago quarter, and 71% in fourth quarter 2003. Capacity in first quarter 2004 was essentially flat with fourth quarter 2003, and up approximately 11% from first quarter 2003. Capacity utilization is based on total shipments and total capacity, both of which include Chartered’s share of SMP.

Utilization Table

Data including Chartered’s share of SMP

Thousand 8" equivalent	1Q 2003	2Q 2003	3Q 2003	4Q 2003	1Q 2004
Total wafers shipped	135.4	166.8	185.0	235.0	268.4
Total capacity	297.8	305.4	313.7	332.8	331.8
Utilization	45%	55%	59%	71%	81%

Capacity by Fab

(Thousand 8" equivalent wafers)	1Q 2003	2Q 2003	3Q 2003	4Q 2003	1Q 2004	Est 2Q 2004
Fab 1*	44.3	44.3	44.6	45.5	45.2	—
Fab 2	126.0	127.4	128.8	131.2	129.8	129.8
Fab 3	62.9	63.7	56.7	60.2	61.6	64.4
Fab 5 (CHRT’s share)	26.1	27.0	33.6	34.4	34.4	36.3
Fab 6	38.5	43.0	50.0	61.5	60.8	77.5

Total	297.8	305.4	313.7	332.8	331.8	308.0

* Fab 1 ceased operations as of March 31, 2004

Market Dynamics

The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.

Breakdown by Market Sector

Revenues including Chartered’s share of SMP	Percentage of Total

	1Q 2003	2Q 2003	3Q 2003	4Q 2003	1Q 2004
Communications	43%	49%	49%	47%	55%
Computer	43%	34%	33%	32%	28%
Consumer	10%	14%	15%	18%	14%
Other	4%	3%	3%	3%	3%

Total	100%	100%	100%	100%	100%

Breakdown by Region

Revenues including Chartered’s share of SMP	Percentage of Total

	1Q 2003	2Q 2003	3Q 2003	4Q 2003	1Q 2004
Americas	57%	59%	62%	61%	66%
Europe	25%	21%	18%	16%	13%
Asia-Pacific	13%	15%	15%	19%	18%
Japan	5%	5%	5%	4%	3%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)

Revenues including Chartered’s share of SMP	Percentage of Total

	1Q 2003	2Q 2003	3Q 2003	4Q 2003	1Q 2004
0.13 and below	1%	6%	8%	10%	12%
Up to 0.15	9%	8%	15%	16%	13%
Up to 0.18	33%	22%	16%	20%	20%
Up to 0.25	15%	17%	20%	16%	16%
Up to 0.35	23%	25%	23%	20%	22%
Above 0.35	19%	22%	18%	18%	17%

Total	100%	100%	100%	100%	100%

0.18 and below	43%	36%	39%	46%	45%

Recent Highlights and Events

•	During the quarter, the Company took several steps to further drive the growing market acceptance of the Chartered-IBM leading-edge technology platform.

–	Chartered announced an agreement with IBM under which Chartered will manufacture selected 90-nanometer (nm) SOI products for IBM in volume-driven, high-performance solutions. This follows the joint development agreement signed by IBM and Chartered in November 2002 leading to a foundry platform solution supported by both companies. This product will be built in Chartered’s 300-mm Fab 7, scheduled to begin engineering wafer starts in late third quarter of 2004 and to start pilot production in end 2004.

–	Chartered and IBM announced plans to form the industry’s first cross-foundry design enablement program to support leading-edge chip development with their jointly developed process platform, starting at the 90nm technology node. This customer-focused approach sets a new standard for foundry compatibility, design portability and sourcing flexibility. Joint efforts will focus on providing an ecosystem of design enablement third-party support that encompasses the full spectrum of capabilities required for custom circuit design and system-on-chip development. The first action announced was shared library support from Artisan Components and Virage Logic.

–	Samsung Electronics joined the technology development partnership with IBM, Chartered and Infineon at the 65nm node, further strengthening what is emerging as a preferred advanced technology platform for the industry.

Review and Outlook

“Our revenue growth in the first quarter was very healthy as we saw good strength in the communications sector, particularly in the mobile phone area where we serve a number of customers. In achieving our essentially breakeven results in the first quarter, we benefited from the revenue growth and good operational performance. In addition, the results reflected a net positive profit impact of $2.7 million from three unusual items. We had gains of $3.0 million related to a technology license agreement, and $2.8 million related to an IP licensing agreement, and these were partially offset by a charge of $3.1 million related to Fab 1 restructuring,” said George Thomas, vice president & CFO of Chartered.

The outlook for the second quarter 2004 is as follows:

	1Q 2004	2Q 2004 Guidance
	Actual	Midpoint and range	Sequential change
Revenues	$228.4M	$252.0M, +/– $3M	Up 9% to 12%
Revenues including Chartered’s share of SMP	$283.7M	$302.0M, +/– $4M	Up 5% to 8%
ASP	$981	$1,025, +/– $20	Up 2% to 7%
ASP including SMP	$1,057	$1,080, +/– $25	Flat to up 5%
Utilization	81%	91%, +/– 2% points	—
Gross profit	$44.6M	$58.0M, +/– $4M	—
Net income *	$1.9M	$7.0M, +/– $5M	—
Earnings per ADS	$0.01	$0.03, +/– $0.02	—

* Net income includes the negative profit impact from CSP accounting treatment, which was $12.5 million in first quarter 2004, and is projected to be approximately $6.0 million in second quarter 2004.

“Based on the current demand levels from our customers, we expect second quarter revenues to grow approximately 10 percent for Chartered, primarily supported by the communications sector of our business,” said Thomas

“In the second quarter, Chartered’s revenue growth should once again be aided by the gains we are making in both advanced and mature technologies. We expect the revenue contribution from 0.18-micron and below products to be in the mid 40s, and 0.13-micron revenues to be at least 15 percent of total business base revenues.

“Our cash flow from operations in the first quarter was approximately $60 million, and we expect this number to increase over the coming quarters as the Company continues to focus on further growing revenues and reducing Chartered’s breakeven point,” said Thomas.

Webcast Conference Call Today

Chartered will be discussing its first quarter 2004 results and second quarter 2004 outlook on a conference call today, April 23, 2004, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, April 22, 2004). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.

Mid-Quarter Guidance

The Company provides a guidance update midway through each quarter. For second quarter 2004, the Company anticipates issuing its mid-quarter guidance update, via news release, on Tuesday, June 8, 2004, Singapore time.

APPENDIX A

Reconciliation Table

In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

				2Q04
	1Q 2003	4Q 2003	1Q 2004	Guidance
	Actual	Actual	Actual	Midpoint
Revenues (a)	$103.8M	$182.8M	$228.4M	$252.0M
Chartered’s share of SMP revenues	$38.2M	$54.4M	$55.3M	$50.0M
Revenues including SMP	$142.0M	$237.2M	$283.7M	$302.0M

ASP (a)	$931	$911	$981	$1,025
ASP of Chartered’s share of SMP revenues	$1,605	$1,583	$1,554	$1,481
ASP including Chartered’s share of SMP	$1,049	$1,010	$1,057	$1,080

     (a) Determined in accordance with US GAAP

Breakdown by Market Sector

Revenues (US GAAP)	Percentage of Total

	1Q 2003	2Q 2003	3Q 2003	4Q 2003	1Q 2004
Communications	43%	47%	45%	46%	52%
Computer	39%	32%	33%	31%	27%
Consumer	13%	17%	18%	20%	17%
Other	5%	4%	4%	3%	4%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP revenues	Percentage of Total

	1Q 2003	2Q 2003	3Q 2003	4Q 2003	1Q 2004
Communications	45%	59%	58%	51%	64%
Computer	53%	39%	33%	36%	31%
Consumer	1%	2%	8%	11%	3%
Other	1%	0%	1%	2%	2%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP	Percentage of Total

	1Q 2003	2Q 2003	3Q 2003	4Q 2003	1Q 2004
Communications	43%	49%	49%	47%	55%
Computer	43%	34%	33%	32%	28%
Consumer	10%	14%	15%	18%	14%
Other	4%	3%	3%	3%	3%

Total	100%	100%	100%	100%	100%

Breakdown by Region

Revenues (US GAAP)	Percentage of Total

	1Q 2003	2Q 2003	3Q 2003	4Q 2003	1Q 2004
Americas	63%	64%	64%	65%	69%
Europe	15%	16%	13%	11%	9%
Asia-Pacific	16%	16%	19%	20%	19%
Japan	6%	4%	4%	4%	3%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues	Percentage of Total

	1Q 2003	2Q 2003	3Q 2003	4Q 2003	1Q 2004
Americas	40%	44%	55%	47%	56%
Europe	53%	40%	33%	34%	30%
Asia-Pacific	5%	10%	4%	14%	10%
Japan	2%	6%	8%	5%	4%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP	Percentage of Total

	1Q 2003	2Q 2003	3Q 2003	4Q 2003	1Q 2004
Americas	57%	59%	62%	61%	66%
Europe	25%	21%	18%	16%	13%
Asia-Pacific	13%	15%	15%	19%	18%
Japan	5%	5%	5%	4%	3%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)

Revenues (US GAAP)	Percentage of Total

	1Q 2003	2Q 2003	3Q 2003	4Q 2003	1Q 2004
0.13 and below	1%	8%	10%	13%	15%
Up to 0.15	0%	0%	0%	0%	0%
Up to 0.18	24%	12%	8%	17%	17%
Up to 0.25	17%	20%	27%	21%	20%
Up to 0.35	32%	32%	31%	26%	27%
Above 0.35	26%	28%	24%	23%	21%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues	Percentage of Total

	1Q 2003	2Q 2003	3Q 2003	4Q 2003	1Q 2004
0.13 and below	0%	1%	0%	0%	2%
Up to 0.15	33%	35%	58%	69%	67%
Up to 0.18	59%	58%	40%	30%	30%
Up to 0.25	8%	6%	2%	1%	1%
Up to 0.35	0%	0%	0%	0%	0%
Above 0.35	0%	0%	0%	0%	0%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP	Percentage of Total

	1Q 2003	2Q 2003	3Q 2003	4Q 2003	1Q 2004
0.13 and below	1%	6%	8%	10%	12%
Up to 0.15	9%	8%	15%	16%	13%
Up to 0.18	33%	22%	16%	20%	20%
Up to 0.25	15%	17%	20%	16%	16%
Up to 0.35	23%	25%	23%	20%	22%
Above 0.35	19%	22%	18%	18%	17%

Total	100%	100%	100%	100%	100%

About Chartered

Chartered Semiconductor Manufacturing, one of the world’s top three dedicated foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates four fabrication facilities with a fifth fab, the Company’s first 300mm facility, expected to begin pilot production by the end of 2004.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST: CHARTERED). Information about Chartered can be found at www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the second quarter of 2004; projected revenues and average selling prices (including Chartered’s share of SMP); utilization rate, gross profit, net income and earnings per ADS; the growth and revenue contribution from advanced technologies; plans to grow revenue and reducing breakeven point; agreement with IBM to manufacture selected 90nm SOI products; production plans for our 300-mm Fab 7; plans to form the industry’s first cross-foundry design enablement program and joint technology partnership with IBM, Infineon and Samsung reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer markets; the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	Determined in accordance with US GAAP

	Three Months Ended March 31,
	2003	2004
Net revenue	$103,847	$228,418
Cost of revenue	157,316	183,843

Gross profit (loss)	(53,469)	44,575

Operating expenses:
Research and development	32,527	30,170
Fab start-up costs	2,181	3,624
Sales and marketing	9,977	8,434
General and administrative	9,948	6,259
Other operating expenses	(24,792)	3,088

Total operating expenses	29,841	51,575

Operating loss	(83,310)	(7,000)
Equity in income of SMP	1,927	11,468
Other income	4,748	7,686
Interest income	3,745	2,490
Interest expense	(9,748)	(10,176)
Exchange gain (loss)	236	(39)

Income (loss) before income taxes	(82,402)	4,429
Income tax expense	(2,826)	(2,544)

Income (loss) before minority interest	(85,228)	1,885
Minority interest in loss of CSP	9,491	—

Net income (loss) prior to cumulative effect adjustment	(75,737)	1,885
Cumulative effect adjustment	(6,421)	—

Net income (loss)	$(82,158)	$1,885

Net earnings (loss) per share and ADS

Basic and diluted net earnings (loss) per share:
Prior to cumulative effect adjustment	$(0.03)	$0.00
Cumulative effect adjustment	—	—

Net earnings (loss) per share	$(0.03)	$0.00

Basic and diluted net earnings (loss) per ADS:
Prior to cumulative effect adjustment	$(0.30)	$0.01
Cumulative effect adjustment	(0.03)	—

Net earnings (loss) per ADS	$(0.33)	$0.01

Number of shares (in millions) used in computing:
Basic net earnings (loss) per share	2,498.7	2,506.5
Effect of dilutive options	—	13.4

Diluted net earnings (loss) per share	2,498.7	2,519.9

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	249.9	250.7
Effect of dilutive options	—	1.3

Diluted net earnings (loss) per ADS	249.9	252.0

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	As of
	December 31,	March 31,
	2003	2004
ASSETS
Cash and cash equivalents	$905,472	$695,950
Receivables, net	176,788	172,645
Inventories	56,433	69,857
Other current assets	20,264	136,646

Total current assets	1,158,957	1,075,098
Investment in SMP	62,257	74,703
Property, plant and equipment, net	1,539,440	1,528,947
Technology licenses, net	126,713	126,162
Other non-current assets	133,660	135,816

Total assets	$3,021,027	$2,940,726

LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables	$71,543	$107,382
Current installments of long-term debt	223,660	224,228
Accrued operating expenses	115,520	111,330
Other current liabilities	65,912	60,031

Total current liabilities	476,635	502,971
Long-term debt, excluding current installments	989,092	882,111
Other non-current liabilities	60,745	57,183

Total liabilities	1,526,472	1,442,265
Shareholders’ equity	1,494,555	1,498,461

Total liabilities and shareholders’ equity	$3,021,027	$2,940,726

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	For The Three Months Ended
	March 31,	March 31,
	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(82,158)	$1,885
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect adjustment	6,421	—
Equity in income of SMP	(1,927)	(11,468)
Depreciation and amortization	112,336	108,053
Foreign exchange (gain) loss	198	(198)
Minority interest in loss of CSP	(9,491)	—
Gain on disposal of property, plant and equipment	(595)	(572)
Cancellation of employee bonus award plan	(27,531)	—
Other	(651)	(3,480)
Changes in operating working capital:
Receivables	(8,986)	(8,490)
Inventories	(2,316)	(13,424)
Other current assets	(1,280)	617
Payables and accrued operating expenses	(4,090)	(16,447)
Other current liabilities	9,674	3,195

Net cash provided by (used in) operating activities	(10,396)	59,671

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant, equipment and other assets	600	19,189
Purchase of property, plant and equipment	(95,311)	(165,064)
Payment for technology licenses	(15,670)	(13,785)

Net cash used in investing activities	(110,381)	(159,660)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	31,000	—
Repayments	(32,509)	(111,839)
Issuance of ordinary shares	1,555	1,658
Customer deposits, net	—	450

Net cash provided by (used in) financing activities	46	(109,731)

Net decrease in cash and cash equivalents	(120,731)	(209,720)
Effect of exchange rate changes on cash and cash equivalents	(198)	198
Cash and cash equivalents at the beginning of the period	1,210,925	905,472

Cash and cash equivalents at the end of the period	$1,089,996	$695,950